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SECURITIES AND EXCHANGE COMMISSION

07007789

SEC MAIL PROCESSING
RECEIVED
AUG 27 2007
WASH, D.C. 186 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30,2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonfund Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 OldDanbury Road
(No. and Street)

Wilton (City) CT (State) 06897 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann L. Chu 203-563-5085 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann L. Chu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonfund Securities, Inc., as of August 21, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

Maureen Sheveland *
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*

Subscribed and sworn to before me
this 21st day of August, 2007
MAUREEN SHEVELAND
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2012


SEC MAIL PROCESSING
RECEIVED
AUG 27 2007
WASH. D.C.
186
SECTION

Commonfund Securities, Inc.

(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)

Statement of Financial Condition

June 30, 2007

Commonfund Securities, Inc.
Index
June 30, 2007



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of Commonfund Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commonfund Securities, Inc. (the "Company") at June 30, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the notes to the financial statement, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

August 21, 2007

Commonfund Securities, Inc.
Statement of Financial Condition
June 30, 2007

Assets	
Cash and cash equivalents	$ 15,518,627
Receivables from affiliated organizations	1,497,575
Other receivables	62,350
Deferred tax asset	800,902
Property and equipment, at cost, less accumulated depreciation and amortization (Note 2)	203,448
Prepaid expenses and other assets	178,237
Total assets	$ 18,261,139
Liabilities and Shareholder's Equity	
Accounts payable and accrued expenses	$ 8,676,042
Payable to affiliated organizations	676,846
Total liabilities	9,352,888
Commitments and contingencies (Note 6)	
Shareholder's Equity	
Common stock ($0.01 par value, 1,000 shares authorized, issued and outstanding)	10
Paid-in-capital	3,555,418
Retained earnings	5,352,823
Total shareholder's equity	8,908,251
Total liabilities and shareholder's equity	$ 18,261,139

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Commonfund Securities, Inc. (the "Company") is a Delaware stock corporation managed by its Board of Directors. The Company commenced operations on September 2, 1997 for the purpose of providing broker-dealer services to Commonfund Capital, Inc. and Commonfund Realty, Inc., wholly-owned subsidiaries of Commonfund Holding Company, Inc., ("HoldCo.") a wholly-owned subsidiary of The Common Fund for Nonprofit Organizations ("Commonfund"). On July 1, 1999, the ownership of the Company was transferred to HoldCo. and the Company expanded its broker-dealer services to Commonfund and all of its subsidiaries. The Company is registered as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The deferred income tax asset reported on the statement of financial condition does not include any valuation reserve at June 30, 2007. All cumulative temporary differences are deemed more likely than not to be realized in future years.

As of June 30, 2007, the Company has recorded net deferred tax assets of $800,902 resulting primarily from temporary differences associated with the Company's deferred and incentive compensation plans.

Cash and Cash Equivalents

Cash represents mostly demand deposit accounts. At June 30, 2007, the Company also maintained an investment of approximately $2,380,678 million in the Evergreen Institutional Money Market Fund, an investment product sponsored by an affiliate of the Company, valued at cost which approximates market value.

Property and Equipment

Expenditures which significantly increase the value or extend the useful lives of assets or which are incurred during a construction phase are capitalized. Property is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the esti-mated useful lives of the assets. Depreciation for leasehold improvements is computed using the straight-line method over the term of the lease obligation. Maintenance and repair costs are charged to expense as incurred. The major categories of fixed assets as of June 30, 2007 are Furnitures, Fixtures and Equipment with a cost and accumulated depreciation of $167,272 and $12,194, respectively. Leasehold improvements were placed into service on the effective date of the office

lease on December 31, 2006 with a cost and accumulated depreciation of $52,044 and $3,674, respectively.

New Accounting Pronouncements
In July 2006, the Financial Accounting Standard Board (FASB) issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, an interpretation of Statement of Financial Standards (SFAS) No. 109, *Accounting for Income Taxes*. FIN 48 addresses how a reporting company accounts for all tax positions including the uncertain tax positions reflected or expected to be reflected in the company's past or future tax returns. The interpretation also requires the company to recognize interest and penalties associated with the uncertain tax positions. This interpretation is effective for fiscal years beginning after December 15, 2006. Management continues to evaluate the application of FIN 48 and is not in the position at this time to estimate the significance of its impact, if any, on the financial condition, results of operation, or cash flows of the Company.

3. Related Parties

Commonfund and its affiliated entities provide certain "centralized services" to the Company, such as information technology, human resource administration and accounting. It is management's belief that such services are compensated for based on arm's length principles.

4. Net Capital Requirements

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is required to maintain minimum net capital in accordance with the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule").

Under the Rule, as a registered broker-dealer, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, which indebtedness amounted to $9,352,888 at June 30, 2007. At June 30, 2007, the Company's ratio of aggregate indebtedness to net capital was 1.53 to 1 and net capital was $6,118,125, which was $5,494,600 in excess of such required net capital.

5. Concentrations of Credit Risk

The Company's cash is held at a major regional U.S. Bank.

6. Commitments and Contingencies

The company has an office share agreement with Commonfund whereby the Company is charged rent based on square footage occupied at Commonfund's headquarters. Rental expense for the year ended June 30, 2007 was $571,179. Additionally, on December 1, 2006 the Company entered into an office lease agreement for its Los Angeles office at an annual rent of $118,908 plus any increases in operating expense over its base year. The term of the Los Angeles lease is 7 years and 1 month.

In the normal course of business, the Company enters into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Incentive Compensation Plans

The Company offers a number of compensation programs ("the Plans") to attract and retain key personnel. Compensation under certain of these programs will be paid in future years to eligible employees who are employed by the Company. The costs of the Plans are recognized over the scheduled service periods. Amounts charged to expense included in salaries, benefits and payroll taxes in the financial statements related to the Plans were $2,209,793 for the year ended June 30, 2007. The unvested future payments related to the awards made under the Plans are estimated to total $1,193,203 and $684,100 for the years ending June 30, 2008 and 2009, respectively.


END